Exhibit 99.3

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the year ended October 31, 2023, dated December 12, 2023, should be read in conjunction with VersaBank’s Audited Consolidated Financial Statements for the year ended October 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	3
Overview of Performance	4
Selected Financial Highlights	6
Business Outlook	7
Financial Review - Earnings	11
Financial Review – Balance Sheet	15
Off-Balance Sheet Arrangements	28
Related Party Transactions	29
Results of Operating Segments	30
Capital Management and Capital Resources	31
Summary of Quarterly Results	35
Fourth Quarter Review	36
Critical Accounting Policies and Estimates	37
Enterprise Risk Management	47
Non-GAAP and Other Financial Measures	60

VersaBank – Annual 2023 MD&A

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Annual 2023 MD&A

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

Strategy

VersaBank’s strategy is to utilize proprietary software and established non-branch financial product distribution channels to deliver innovative commercial and consumer lending and deposit products to select clients operating in underserved markets in Canada and the United States (“US”).  VersaBank is also leveraging its proprietary technology in cybersecurity and innovative solutions that address the growing volume of cyber threats challenging financial institutions, multi-national and smaller corporations and government entities on a daily basis.

VersaBank – Annual 2023 MD&A

Overview of Performance

* See definition in “Non-GAAP and Other Financial Measures”.

FY 2023 vs FY 2022

Loans increased 29% to $3.85 billion, driven primarily by strong growth in both the Bank’s Point-of-Sale loan and lease (“POS Financing”) portfolio, which increased 30%, as well as strong growth in its commercial lending portfolio, which increased 24%;

Total revenue increased 32% to $108.6 million, composed of net interest income of $100.1 million and non-interest income of $8.6 million, the latter derived primarily from the Bank’s technology and cybersecurity business, attributable primarily to the operations of DRT Cyber Inc., (“DRTC”), which includes the gross margin generated by its cybersecurity component Digital Boundary Group’s cybersecurity services business (numbers may not add due to rounding);

VersaBank – Annual 2023 MD&A

Net interest margin (“NIM”) was 2.68% and NIM on loans decreased 23 bps to 2.85% due to elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s lending assets;

Provision for credit losses (“PCL”) was $609,000 compared with $451,000 last year, with the increase being attributable primarily to higher lending asset balances, as well as changes in the forward-looking information used by VersaBank in its credit risk models offset partially by changes in the Bank’s lending asset mix;

Provision for credit losses as a percentage of average loans was essentially unchanged from last year at 0.02% which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;
Non-interest expenses increased 2% to $50.4 million, due primarily to higher salary and benefits amounts resulting from higher staffing levels to support expanded business activity and higher professional fees attributable to the continuing regulatory approval process associated with the Bank’s potential acquisition of a US bank, offset partially by lower capital tax expense and lower insurance premiums related to the Bank’s Nasdaq listing;
Net income increased 86% to a record $42.2 million, driven primarily by the 32% increase in revenue;
Earnings per share (“EPS”) increased 99% to a record $1.57, due primarily to the 86% increase in net income, as well as the impact of a lower number of common shares outstanding in the current year as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”);
Return on average common equity increased 78% to 11.75% driven by strong earnings and lower number common shares outstanding; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 43% from 55% last year as a function of strong revenue growth of 31% and effective cost control which mitigated non-interest expense growth to only 1% compared to the same period last year.

VersaBank – Annual 2023 MD&A

Selected Financial Highlights

(unaudited)
	October 31	October 31	October 31
($CDN thousands except per share amounts)	2023	2022	2021
Results of operations
Interest income	$229,334	$126,817	$89,488
Net interest income	100,051	76,666	60,157
Non-interest income	8,584	5,726	5,200
Total revenue	108,635	82,392	65,357
Provision for (recovery of) credit losses	609	451	(438)
Non-interest expenses	50,381	49,393	35,006
Digital banking	42,984	42,392	31,046
DRTC	9,051	7,166	4,111
Net income	42,162	22,658	22,380
Income per common share:
Basic	$1.57	$0.79	$0.96
Diluted	$1.57	$0.79	$0.96
Dividends paid on preferred shares	$988	$988	$1,578
Dividends paid on common shares	$2,612	$2,741	$2,268
Yield*	6.14%	4.47%	4.11%
Cost of funds*	3.46%	1.77%	1.35%
Net interest margin*	2.68%	2.70%	2.76%
Net interest margin on loans*	2.85%	3.08%	3.35%
Return on average common equity*	11.75%	6.61%	8.45%
Book value per common share*	$14.00	$12.37	$11.61
Efficiency ratio*	46%	60%	54%
Efficiency ratio - Digital banking*	43%	55%	52%
Return on average total assets*	1.10%	0.76%	0.95%
Provision for (recovery of) credit losses as a % of average loans*	0.02%	0.02%	(0.02%)
	as at
Balance Sheet Summary
Cash	$132,242	$88,581	$271,523
Securities	167,940	141,564	-
Loans, net of allowance for credit losses	3,850,404	2,992,678	2,103,050
Average loans	3,421,541	2,547,864	1,878,980
Total assets	4,201,610	3,265,998	2,415,086
Deposits	3,533,366	2,657,540	1,853,204
Subordinated notes payable	106,850	104,951	95,272
Shareholders' equity	377,158	350,675	332,106
Capital ratios**
Risk-weighted assets	$3,095,092	$2,714,902	$2,013,544
Common Equity Tier 1 capital	350,812	325,657	305,708
Total regulatory capital	476,005	448,575	418,718
Common Equity Tier 1 (CET1) capital ratio	11.33%	12.00%	15.18%
Tier 1 capital ratio	11.78%	12.50%	15.86%
Total capital ratio	15.38%	16.52%	20.80%
Leverage ratio	8.30%	9.84%	12.60%

*	See definition in "Non-GAAP and Other Financial Measures".
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Annual 2023 MD&A

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value- added, business-to-business (B2B) digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management is closely monitoring geo-political, economic and financial market risk precipitated by Israel’s recent conflict with Hamas and the continued conflict in Ukraine, as well as the condition of the US banking sector and the potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from these geo-political risks or the uncertainty in the US banking sector but will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Potential acquisition of Stearns Bank Holdingford

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision with respect to approval of its application from US regulators during the first calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Lending Assets

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to slow modestly over the course of fiscal 2024 due primarily to the impact of higher interest rates, inflationary pressures (albeit moderated from those recently) and a softening labour market. This modest economic slowdown is not expected to devolve into a recession and is anticipated to be reasonably short lived, with only modest layoffs and a moderate increase in unemployment. It remains management’s view that any impact of a slower Canadian economy on the POS Financing portfolio in fiscal 2024 will be substantially mitigated by the positive impact of continued onboarding of new origination partners and the continued expansion of business with existing partners over the course of the year. As a result, management expects solid growth in the Canadian POS Financing portfolio over the course of fiscal 2024;

US Receivable Purchase Program (“RPP”): Despite higher interest rates and continuing inflationary pressures in the US, the US labour market remains resilient, which, combined with the broad expectation that the Federal Reserve’s tightening cycle has come to an end will continue to support consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods as a function of enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy growth in the Bank’s RPP portfolio over the course of fiscal 2024, which would be expected to include meaningful contribution from the Bank’s US subsidiary should VersaBank receive regulatory approval for, and complete the proposed acquisition; and,

VersaBank – Annual 2023 MD&A

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s Commercial Real Estate (“CRE”) portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to volatility in CRE asset valuations and the potential impact of higher for longer interest rates on borrowers’ ability to service debt. While management will continue to focus on the multi-family residential sector in fiscal 2024 it is anticipated that Bank’s CRE portfolio asset mix will meaningfully pivot into lower risk weighted insured assets that will drive moderate portfolio growth in the coming year.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements;

Based on available forward-looking macroeconomic and industry data (as described above), as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance, management anticipates that credit risk in its portfolio may continue to increase modestly in fiscal 2024 as a function primarily of a potentially higher for longer interest rate environment in both Canada and the US, the ability of consumers and businesses to service debt in such an environment as well as the impact on asset valuations. Notwithstanding the above, the anticipated economic slowdown attributable primarily to higher rates, continued inflation pressures and a softer labour market is expected to be short lived and potentially result in only modest layoffs and a moderate increase in unemployment which should in turn only have a modest dampening effect on consumer spending. Further, management expects that the lower risk profile of VersaBank’s unique business to business lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating any escalation in forward credit risk in the Bank’s lending portfolio; and,

VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with VersaBank’s internally developed expected credit loss (“ECL”) models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VersaBank – Annual 2023 MD&A

Funding and Liquidity

Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2024 as a function of higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of a higher interest rate environment. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance;

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks attributable to the quality, stability and stickiness of its deposit base. All of VersaBank’s deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products and Trustee in Bankruptcy firms that invest in the Bank’s demand and term deposit products. The Bank does not accept deposits directly from individuals and does not offer high interest-bearing demand deposit products that are accessible to the public via the internet; and,

Management anticipates that liquidity levels will remain reasonably consistent throughout fiscal 2024 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity; and,

Earnings and Capital

Earnings growth in fiscal 2024 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically attributable to the Bank’s POS Financing and RPP businesses in Canada and the US, respectively, as well as incremental earnings contributions from DRTC;

Net interest income growth for fiscal 2024 is expected to be a function primarily of growth in VersaBank’s POS Financing and RPP businesses in Canada and the US respectively, disciplined liquidity management and the expectation that growth in the TIB program in fiscal 2024 and further expansion of the Bank’s diverse deposit broker network will have a favourable impact on cost of funds;

VersaBank – Annual 2023 MD&A

Non-interest income growth for fiscal 2024 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of the Bank’s targets and regulatory minimums and expectations. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2024. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile in the future;

Management does not anticipate increasing VersaBank’s dividends over the course of fiscal 2024 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth, as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds; and,

During the fourth quarter of fiscal 2022, VersaBank received approval from the TSX and Nasdaq to proceed with a Normal Course Issuer Bid, (“NCIB”) to purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. For the year ended October 31, 2023, the Bank purchased and cancelled 1,321,358 Common Shares reducing the Bank’s Common Shares value by $11.4 million and retained earnings by $1.9 million. The NCIB was terminated in the fourth quarter of fiscal 2023. Management does not currently anticipate seeking approval to pursue a NCIB over the course of fiscal 2024.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including Israel’s war with Hamas and the crisis in Ukraine; volatility in the US banking sector; and the impact of potential new variants of COVID-19 or a new pandemic-causing virus on the global economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Annual 2023 MD&A

Financial Review - Earnings

Total Revenue

Total revenue, consisting of net interest income and non-interest income, increased 32% to $108.6 million compared to last year.

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2023	2022	Change

Interest income
Point-of-sale loans and leases	$146,501	$78,231	87%
Commercial real estate mortgages	67,203	43,571	54%
Commercial real estate loans	650	730	(11%)
Public sector and other financing	1,332	658	102%
Other	13,648	3,627	276%
Interest income	$229,334	$126,817	81%

Interest expense
Deposit and other	$123,491	$44,600	177%
Subordinated notes	5,792	5,551	4%
Interest expense	$129,283	$50,151	158%

Net interest income	$100,051	$76,666	31%

Non-interest income	$8,584	$5,726	50%

Total revenue	$108,635	$82,392	32%

Net Interest Income

FY 2023 vs FY 2022

Net interest income increased 31% to $100.1 million due primarily to:

Higher interest income attributable to strong lending asset growth and higher yields consistent with the higher interest rate environment.

Offset partially by:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the higher interest rate environment.

VersaBank – Annual 2023 MD&A

Net Interest Margin

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2023	2022	Change

Interest income	$229,334	$126,817	81%
Interest expense	129,283	50,151	158%
Net interest income	100,051	76,666	31%

Average assets	$3,733,804	$2,840,542	31%
Yield*	6.14%	4.47%	37%
Cost of funds*	3.46%	1.77%	95%
Net interest margin*	2.68%	2.70%	(1%)

Average gross loans	$3,406,058	$2,538,094	34%
Net interest margin on loans*	2.85%	3.08%	(7%)
*	See definition in "Non-GAAP and Other Financial Measures" section below.

FY 2023 vs FY 2022

Net interest margin decreased 2 bps to 2.68% as a function primarily of:

Higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets, generally as a function of the higher interest rate environment compared to last year.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC which includes the gross profit of Digital Boundary Group, (“DBG”), as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the year ended October 31, 2023 increased 50% to $8.6 million from $5.7 million last year and was composed substantially of the consolidated gross profit of DBG in the amount of $7.8 million realized on service revenues of $10.6 million, which were up 38% and 9% year-over-year respectively. The increases were a function primarily of higher client engagements and continued improvements in operational efficiency achieved at DBG over the course of the current year.

VersaBank – Annual 2023 MD&A

Provision for Credit Losses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2023	2022

Provision for (recovery of) credit losses by lending asset:
Point-of-sale loans and leases	$(445)	$270
Commercial real estate mortgages	935	173
Commercial real estate loans	(12)	9
Public sector and other financing	131	(1)
Total provision for (recovery of) credit losses	$609	$451

FY 2023 vs FY 2022

Provision for credit losses were $609,000 compared with a provision for credit losses of $451,000 last year. The increase was due primarily to:

Higher lending asset balances in the current year; and,
Changes in the forward-looking information used by the Bank in its credit risk models.

Offset partially by:

A recovery of credit losses on the Bank’s POS Financing portfolio attributable to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance; and,

Changes in the Bank’s lending asset mix.

Non-Interest Expenses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2023	2022	Change

Salaries and benefits	$31,428	$26,796	17%
General and administrative	15,051	18,732	(20%)
Premises and equipment	3,902	3,865	1%
Total non-interest expenses	$50,381	$49,393	2%

Efficiency Ratio*	46.38%	59.95%	(23%)
*	See definition in "Non-GAAP and Other Financial Measures".

VersaBank – Annual 2023 MD&A

FY 2023 vs FY 2022

Non-interest expenses increased 2% to $50.4 million, due primarily to:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and compensation adjustments; and,
Higher costs attributable to the continuing regulatory approval process associated with VersaBank’s potential acquisition of a US bank which management anticipates will conclude prior to the end of the first calendar quarter of 2024.

Offset partially by:

Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
Lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021.

Tax Provision

The Bank’s effective tax rate for the current year was approximately 27% compared with approximately 30% in the prior year. The decrease in the Bank’s effective tax rate in the current year was attributable primarily to the impact of deferred tax assets recognized in the current period associated with tax loss carryforwards which are anticipated to be applied to future taxable earnings, lower non-deductible expenses associated with employee stock options, which were issued as part of the Bank’s employee retention program in early fiscal 2022. Provision for income taxes for fiscal 2023 was $15.5 million compared with $9.9 million last year.

Comprehensive Income

Comprehensive income is comprised of net income for the period and other comprehensive income which consists of unrealized gains and losses on fair value through other comprehensive income associated with the foreign exchange gain or loss on translation of foreign operations. Comprehensive income for the year was $42.2 million compared to $22.8 million last year.

VersaBank – Annual 2023 MD&A

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Total assets	$4,201,610	$3,265,998	29%
Cash and securities	300,182	230,145	30%
Loans, net of allowance for credit losses	3,850,404	2,992,678	29%
Deposits	3,533,366	2,657,540	33%

Total Assets

Total assets increased 29% to $4.20 billion at October 31, 2023, attributable primarily to strong growth in VersaBank’s POS Financing portfolio, which was up 30% year-over-year, as well as its CRE portfolios, which were up 24% year-over-year.

VersaBank – Annual 2023 MD&A

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at October 31, 2023, were $300.2 million, or 7% of total assets, compared with $230.1 million, or 7% of total assets a year ago.

As at October 31, 2023, the Bank held securities totalling $167.9 million (2022 - $141.6 million), comprised of a Government of Canada Treasury Bill and a series of Government of Canada Bonds, substantially all maturing in November 2023.

Loans

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Point-of-sale loans and leases	$2,879,320	$2,220,894	30%
Commercial real estate mortgages	889,069	710,369	25%
Commercial real estate loans	8,793	13,165	(33%)
Public sector and other financing	55,054	35,452	55%
	3,832,236	2,979,880	29%

Allowance for credit losses	(2,513)	(1,904)
Accrued interest	20,681	14,702

Total loans, net of allowance for credit losses	$3,850,404	$2,992,678	29%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 91% as at October 31, 2023) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

VersaBank – Annual 2023 MD&A

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

FY 2023 vs FY 2022

Loans increased 29% to $3.85 billion as a function primarily of:

Higher POS Financing balances, which increased 30% year-over-year as a function primarily of consistent strong demand for home improvement/HVAC receivable financing; and,

Higher commercial lending balances attributable primarily to increased loan origination in select markets that were in line with the Bank’s conservative loan origination strategy in light of the evolving, challenging macroeconomic environment.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at October 31, 2023 was $4.2 million compared to $4.0 million a year ago. The Bank did not have any HELOCs outstanding at October 31, 2023, or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Annual 2023 MD&A

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$100	$545	(82%)
Commercial real estate mortgages	2,222	1,287	73%
Commercial real estate loans	42	54	(22%)
Public sector and other financing	149	18	728%
Total ECL allowance	$2,513	$1,904	32%

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

ECL allowance by stage:
ECL allowance stage 1	$1,945	$1,766	10%
ECL allowance stage 2	568	138	312%
ECL allowance stage 3	-	-
Total ECL allowance	$2,513	$1,904	32%

The Bank’s ECL allowance at October 31, 2023 was $2.5 million compared with $1.9 million a year ago. The year-over-year trend was a function primarily of:

Higher lending asset balances; and,
Changes in the forward-looking information used by VersaBank in its credit risk models.

Offset partially by:

A recovery of credit losses on the Bank’s POS Financing portfolio attributable to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance; and,

Changes in VersaBank’s lending asset portfolio mix.

VersaBank – Annual 2023 MD&A

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists. Notwithstanding the above, the assessment of a significant increase in credit risk will require experienced credit judgement.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows due to the Bank and the cash flows the Bank expects to receive.

Forward-looking information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

VersaBank – Annual 2023 MD&A

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the baseline macroeconomic forecast trends included: elevated inflation persisting until late 2024 and high interest rates remaining through at least the mid-point of 2024 continue to apply pressure to household finances and slow consumption generally; real GDP growth decelerates through the end of 2023 and into early 2024 attributable to high interest rates and slowing job growth which also combine to curb consumer spending over the same timeframe; current geo-political risks do not escalate materially and have a limited impact on global commodity prices and supply chains; and, while COVID 19 infections return, public health restrictions do not and the virus is assumed to have very little impact on the Canadian and US economies attributable to robust vaccination programs.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Annual 2023 MD&A

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss (ECL) Sensitivity

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2023:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL
		Upside	Baseline	Downside

Allowance for expected credit losses	$2,513	$1,409	$1,939	$2,975
Variance from reported ECL		(1,104)	(575)	462
Variance from reported ECL (%)		(44%)	(23%)	18%

The uncertainty associated with interest rates, inflation and unemployment trends given the expectation of an economic slowdown in both Canada and the US as well as elevated geo-political risk may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the future.

VersaBank – Annual 2023 MD&A

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels: personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Commercial deposits	$619,014	$598,413	3%
Personal deposits	2,914,352	2,059,127	42%
Total deposits	$3,533,366	$2,657,540	33%

Personal deposits, consisting principally of guaranteed investment certificates (term deposits), are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

FY 2023 vs FY 2022

Deposits increased 33% to $3.5 billion due primarily to:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current year.

VersaBank – Annual 2023 MD&A

The table below presents a summary of the Bank’s deposit portfolio by maturity, excluding accrued interest at October 31, 2023, as well as for 2022:

			2023
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Commercial deposits	$619,014	$-	$-	$-	$-	$619,014
Personal deposits	339,339	1,461,075	433,205	618,569	-	2,852,188
	$958,353	$1,461,075	$433,205	$618,569	$-	$3,471,202

			2022
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Commercial deposits	$598,413	$-	$-	$-	$-	$598,413
Personal deposits	184,686	904,664	529,806	412,739	331	2,032,226
	$783,099	$904,664	$529,806	$412,739	$331	$2,630,639

Subordinated Notes Payable

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	$4,919	$4,908

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031.	101,931	100,043

	$106,850	$104,951

Subordinated notes payable, net of issue costs, were $106.9 million at October 31, 2023, compared to $105.0 million a year ago. The year-over-year trend was a function primarily of changes in the USD/CAD foreign exchange spot rate over the same period.

$500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (see note 22 to the Consolidated Financial Statements for additional information on related party transactions and balances).

VersaBank – Annual 2023 MD&A

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Accounts receivable	$3,858	$3,774	2%
Prepaid expenses and other	22,130	16,391	35%
Property and equipment	6,536	6,868	(5%)
Right-of-use assets	3,427	4,122	(17%)
Deferred income tax asset	4,058	2,128	91%
Interest rate swap	1,517	-
Investment	953	953	0%
Goodwill	5,754	5,754	0%
Intangible assets	2,791	3,185	(12%)

Total other assets	$51,024	$43,175	18%

FY 2023 vs FY 2022

Other assets increased 18% to $51.0 million due primarily to:

Higher prepaid expenses and other attributable primarily to the capitalization of various costs relating to business development initiatives and normal course timing of general corporate prepaid expenses;

Positive fair value on the interest rate swap entered into by the Bank in the first quarter of fiscal 2023 for asset and liability management purposes attributable to the increase in forward rates over the course of the year;

Higher deferred tax asset attributable primarily to the Bank recognizing deferred tax assets associated with future tax loss carryforwards which are anticipated to be applied to future taxable earnings; and,

Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables.

Offset partially by:

Lower property and equipment, right-of-use assets and intangible assets attributable to amortization.

VersaBank – Annual 2023 MD&A

Goodwill and intangible assets

As at October 31, 2023, the Bank carried $5.8 million in Goodwill, unchanged from last year. The goodwill relates to the Bank’s acquisition of Digital Boundary Group. The intangible assets related to the Bank’s acquisition of Digital Boundary Group were $3.9 million and at October 31, 2023 had accumulated amortization of $1.1 million (2022 - $755,000) and are being amortized over 10 years. Amortization expense for the year associated with these assets totaled $394,000 (2022 - $456,000).

The Bank, internally through its DRTC segment has developed proprietary cybersecurity, banking and financial technology products. Costs associated with the development of these products have been capitalized in accordance with IAS 38 Intangible Assets. Amortization of these costs has not yet commenced as the products associated with same remain in the development stage and are reflected in prepaid expenses and other. At October 31, 2023, the Bank had $8.1 million (2022 - $6.2 million) in capitalized cost.

Other Liabilities

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Accounts payable and other	$9,681	$7,662	26%
Current income tax liability	7,466	5,797	29%
Deferred income tax liability	731	786	(7%)
Lease obligations	3,771	4,471	(16%)
Cash collateral and amounts held in escrow	8,818	8,006	10%
Cash reserves on loan and lease receivables	153,769	126,110	22%

Total other liabilities	$184,236	$152,832	21%

FY 2023 vs FY 2022

Other liabilities increased 21% to $184.2 million, due primarily to:

Higher cash reserve balances attributable to higher POS Financing portfolio balances;
Higher accounts payable attributable primarily to the normal course timing of general corporate payables;
Higher income tax payable amounts attributable primarily to increase in taxable earnings and timing of normal course payment of current year tax instalments; and,
Higher cash collateral and amounts held in escrow due to portfolio growth;

VersaBank – Annual 2023 MD&A

Shareholders’ Equity

Shareholders’ equity at October 31, 2023 increased to $377.2 million from $350.7 million a year ago. The increase was due primarily to:

Higher retained earnings attributable to net income earned over the course of the year; and,
Higher contributed surplus attributable to the fair value of the stock-based compensation.

Offset partially by:

The purchase and cancellation of common shares pursuant to the Bank’s NCIB; and,
Payment of dividends.

The summary of the Banks’ issued and outstanding share capital is as follows:

(thousands of Canadian dollars)
	2023		2022
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	27,245,782	$225,982	27,441,082	$227,674
Options exercised during the year	40,000	280	-	-
Purchased and cancelled during the year	(1,321,358)	(11,438)	(195,300)	(1,692)

Outstanding, end of year	25,964,424	$214,824	27,245,782	$225,982

Series 1 preferred shares:

Outstanding, beginning and
end of year	1,461,460	$13,647	1,461,460	$13,647

Total share capital		$228,471		$239,629

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. On September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, VersaBank was authorized to purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. VersaBank’s directors and management believed that the market price of VersaBank’s common shares did not reflect the value of the business and the future prospects of same, and further, reflected a material discount to book value and as such the purchase of common shares for cancellation at such time was a prudent corporate measure and represented an attractive investment for the Bank.

VersaBank – Annual 2023 MD&A

The Bank was eligible to make purchases commencing on August 17, 2022 and the NCIB was terminated on August 16, 2023. The purchases were made by VersaBank through the facilities of the TSX and alternate trading systems and the Nasdaq in accordance with the rules of the TSX and such alternate trading systems and the Nasdaq, as applicable, and the prices that VersaBank paid for the Common Shares was at the market price of such shares at the time of acquisition. VersaBank made no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB were cancelled.

For the year ended October 31, 2023, the Bank purchased and cancelled 1,321,358 (2022 - 195,300) Common Shares for $13.3 million (2022 - $1.9 million), reducing the Bank’s Common Share value by $11.4 million (2022 - $1.7 million) and retained earnings by $1.9 million (2022 - $238,000). In the same period, the Bank issued 40,000 Common Shares for proceeds of $280,000 related to stock options that were exercised in the current year.

The Bank’s book value per common share at October 31, 2023, was $14.00 compared to $12.37 a year ago. The year-over-year trend was a function primarily of higher retained earnings attributable to net income earned in the current period and the purchase and cancellation of common shares pursuant to the Bank’s NCIB, offset partially by the payment of dividends.

See note 14 to the Consolidated Financial Statements for additional information relating to share capital.

Stock-Based Compensation

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at the closing market price of the Bank’s common shares on the day preceding the date on which the option is granted and are exercisable within five years of issue. Options are usually granted with graded vesting terms. One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date and one third vests on the third anniversary of the grant date.

	2023		2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	965,766	$15.53	40,000	$7.00
Granted	1,500	15.90	971,707	15.90
Exercised	(40,000)	7.00	-	-
Forfeited/cancelled	(52,873)	15.90	(45,941)	15.90
Expired	-	-	-	-

Outstanding, end of period	874,393	$15.90	965,766	$15.53

VersaBank – Annual 2023 MD&A

For the year ended October 31, 2023, the Bank recognized stock-based compensation expense of $901,000 (2022 - $1.5 million) related to the estimated fair value of options granted. The fair value of the 1,500 stock options granted over the course of the current fiscal year was estimated at the grant dates using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 3.33%, expected option life of 3.5 years, expected volatility of 30.0%, expected annual dividends of 1.1% and a forfeiture rate of 2.0%. The weighted average of the fair value of the stock options granted in the year was estimated at $0.96 per share. During the current year, the Bank issued 40,000 Common Shares for proceeds of $280,000 related to stock options there were exercised in the current year.

Updated Share Information

As at December 12, 2023, there were no changes since October 31, 2023, in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Derivative instruments

At October 31, 2023, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totaling $20.8 million (October 31, 2022 - $nil), of which $20.8 million (October 31, 2022 - $nil) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At October 31, 2023, fair value of $1.5 million (October 31, 2022 - $nil) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the loans was $19.8 million. The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $955,000.

Off-Balance Sheet Arrangements

As at October 31, 2023, VersaBank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit attributable to normal course business activities. See note 23 to the Consolidated Financial Statements for more information.

VersaBank – Annual 2023 MD&A

Commitments and Contingencies

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these secured arrangements are contracted for a limited period of time and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)	2023	2022

Loan commitments	$405,426	$382,851
Letters of credit	75,963	60,273
	$481,389	$443,124

Contractual Obligations

At October 31, 2023, the Bank had the following scheduled principal repayments of financial liabilities.

	2023
		Less than			Over
(thousands of Canadian dollars)	Total	1 Year	1-2 Years	2-5 Years	5 Years
Deposits	$3,533,366	$2,481,592	$433,205	$618,569	$-
Cash reserves on loan and lease receivables	153,769	153,769	-	-	-
Subordinated notes payable	106,850	-	-	-	106,850
Accounts payable	9,681	9,681	-	-	-
Cash collateral and amounts held in escrow	8,818	8,818	-	-	-
Current income tax liability	7,466	7,466	-	-	-
Lease obligations	3,771	735	725	1,648	662
Deferred income tax liability	731	170	97	291	173
	$3,824,452	$2,662,231	$434,027	$620,508	$107,685

Other Commitments

During the current year the Bank committed to acquire capital assets in the amount of approximately $17.5 million.

Related Party Transactions

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel. See note 22 to the Consolidated Financial Statements for more information on transactions entered into with, and the compensation of key management personnel.

VersaBank – Annual 2023 MD&A

Results of Operating Segments

(thousands of Canadian dollars)
for the year ended	October 31, 2023				October 31, 2022
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$100,051	$-	$-	$100,051	$76,666	$-	$-	$76,666
Non-interest income	540	9,698	(1,654)	8,584	52	5,839	(165)	5,726
Total revenue	100,591	9,698	(1,654)	108,635	76,718	5,839	(165)	82,392

Provision for (recovery of) credit losses	609	-	-	609	451	-	-	451
	99,982	9,698	(1,654)	108,026	76,267	5,839	(165)	81,941

Non-interest expenses:
Salaries and benefits	25,382	6,046	-	31,428	22,303	4,493	-	26,796
General and administrative	15,140	1,565	(1,654)	15,051	17,614	1,283	(165)	18,732
Premises and equipment	2,462	1,440	-	3,902	2,475	1,390	-	3,865
	42,984	9,051	(1,654)	50,381	42,392	7,166	(165)	49,393

Income (loss) before income taxes	56,998	647	-	57,645	33,875	(1,327)	-	32,548

Income tax provision	15,867	(384)	-	15,483	9,744	146	-	9,890

Net income (loss)	$41,131	$1,031	$-	$42,162	$24,131	$(1,473)	$-	$22,658

Total assets	$4,190,876	$26,443	$(15,709)	$4,201,610	$3,267,479	$22,345	$(23,826)	$3,265,998

Total liabilities	$3,818,412	$28,788	$(22,748)	$3,824,452	$2,912,249	$25,755	$(22,681)	$2,915,323

Digital Banking Operations

FY 2023 vs FY 2022

Digital Banking Operations net income increased 70% year-over-year as a function of higher revenue offset partially by higher non-interest expense. The increase in revenue was driven primarily by strong loan growth, as well as the redeployment of available cash into higher yielding, low risk securities, and a favourable fair value interest rate swap adjustment, offset partially by higher interest expense attributable to higher deposit balances and higher cost of funds. The slight increase in non-interest expense was due primarily to higher salary and benefits expense attributable to higher staffing levels to support expanded business activity and higher professional fees attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank, offset partially by lower capital tax expense and lower insurance premiums relative to the premiums paid during the comparative period.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

FY 2023 vs FY 2022

DRTC net income improved to $1.0 million compared with a net loss of $1.5 million last year. The year-over-year improvement was driven primarily by higher revenue and gross profit from DBG and intercorporate cybersecurity services provided to Digital Banking offset by the increase in non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels established to support expanded business activity. The favourable trend in the current year also reflects the impact of the recognition of a deferred tax asset in the second quarter of fiscal 2023 associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

VersaBank – Annual 2023 MD&A

The segment’s non-interest income was substantially derived from the operations of DBG. DBG services revenue and gross profit were up 9% and 38% year-over-year to $10.6 million and $7.8 million respectively. These strong year-over-year trends were a function primarily of higher demand for DBG’s services resulting in higher client engagement.

Capital Management and Capital Resources

Capital Management

The Bank’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence, as well as to support future growth and development of the business. The impact of the level of capital on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security afforded by a more robust capital position.

The Bank operates as a Schedule 1 bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Bank’s Board of Directors. The Bank’s objective, in this context, is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. Regulatory capital is comprised of the qualifying amount of subordinated notes, share capital, retained earnings and net after-tax unrealized gains and losses on fair value through other comprehensive income securities. Consistent with capital adequacy guidelines issued by OSFI, the Bank has implemented an internal capital adequacy assessment process (ICAAP) with the objective of ensuring that capital levels remain adequate in relation to current and future risks.

VersaBank – Annual 2023 MD&A

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	October 31	October 31
	2023	2022	Change

Common Equity Tier 1 capital	$350,812	$325,657	8%

Total Tier 1 capital	$364,459	$339,304	7%

Total Tier 2 capital	$111,546	$109,271	2%

Total regulatory capital	$476,005	$448,575	6%

Total risk-weighted assets	$3,095,092	$2,714,902	14%
Capital ratios
CET1 capital ratio	11.33%	12.00%	(6%)
Tier 1 capital ratio	11.78%	12.50%	(6%)
Total capital ratio	15.38%	16.52%	(7%)
Leverage ratio	8.30%	9.84%	(16%)

OSFI requires banks to measure capital adequacy in accordance with its guidelines for determining risk-adjusted capital and risk-weighted assets including off-balance sheet credit instruments. The Bank currently uses the Standardized Approach to calculate risk-weighted assets for both credit and operational risk. Under the Standardized Approach for credit risk, each asset type is assigned a risk weight ranging between 0% and 150% to determine the risk-weighted equivalent, or risk-weighted asset amounts for use in calculating the Bank’s risk-based capital ratios. Off-balance sheet assets, such as undrawn credit commitments, are included in the calculation of risk-weighted assets, and further, both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. The Standardized Approach, as defined by Basel III, may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings-Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized Approach may not be directly comparable with the large Canadian banks and other international banks that utilize the AIRB methodology.

As at October 31, 2023, and 2022, the Bank was in compliance with all minimum capital ratios prescribed by OSFI.

VersaBank – Annual 2023 MD&A

The tables below present the Bank’s risk-weighted assets as at October 31, 2023, as well as for 2022, organized by asset type and risk weight assignment respectively:

As at October 31, 2023	Notional/drawn amount by asset type
						Risk
		Loans		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$917,854	$-	$-	$917,854	$709,486
Sovereign	-	171,934	-	-	171,934	799
Bank	132,242	17,730	-	-	149,972	33,327
Retail residential mortgages	-	82,333	-	-	82,333	19,256
Other retail	-	2,828,493	-	-	2,828,493	2,003,581
Other items	-	-	51,024	75,963	126,987	65,957
Undrawn commitments	-	-	-	405,426	405,426	130,003
Operational risk ¹	-	-	-	-	-	132,683
Total	$132,242	$4,018,344	$51,024	$481,389	$4,682,999	$3,095,092

As at October 31, 2022	Notional/drawn amount by asset type
						Risk
		Loans		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$957,174	$-	$-	$957,174	$931,860
Sovereign	-	148,346	-	-	148,346	1,356
Bank	88,581	17,692	-	-	106,273	21,255
Retail residential mortgages	-	6,378	-	-	6,378	1,403
Other retail	-	2,004,652	-	-	2,004,652	1,410,294
Other items	-	-	43,175	60,273	103,448	60,928
Undrawn commitments	-	-	-	382,851	382,851	161,598
Operational risk ¹	-	-	-	-	-	126,208
Total	$88,581	$3,134,242	$43,175	$443,124	$3,709,122	$2,714,902

¹	The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

VersaBank – Annual 2023 MD&A

As at October 31, 2023	Notional/drawn amount by risk weight
								Risk
								Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	Total	Balance

Corporate	$-	$-	$158,418	$203,992	$446,725	$108,719	$917,854	$709,486
Sovereign	167,940	3,994	-	-	-	-	171,934	799
Bank	-	132,242	17,730	-	-	-	149,972	33,327
Retail residential mortgages	-	74,037	8,296	-	-	-	82,333	19,256
Other retail	-	-	-	2,816,511	11,981	-	2,828,492	2,003,581
Other items	15,900	713	-	4,310	105,315	750	126,988	65,957
Undrawn commitments	-	-	-	-	405,426	-	405,426	130,003
Operational risk ¹	-	-	-	-	-	-	-	132,683
Total	$183,840	$210,986	$184,444	$3,024,813	$969,447	$109,469	$4,682,999	$3,095,092

As at October 31, 2022	Notional/drawn amount by risk weight
								Risk
								Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	Total	Balance

Corporate	$25,314	$-	$-	$-	$931,860	$-	$957,174	$931,860
Sovereign	141,564	6,782	-	-	-	-	148,346	1,356
Bank	-	106,273	-	-	-	-	106,273	21,255
Retail residential mortgages	2,367	-	4,011	-	-	-	6,378	1,403
Other retail	116,880	11,100	-	1,874,396	2,276	-	2,004,652	1,410,294
Other items	12,151	716	-	-	90,581	-	103,448	60,928
Undrawn commitments	-	-	-	-	382,851	-	382,851	161,598
Operational risk ¹	-	-	-	-	-	-	-	126,208
Total	$298,276	$124,871	$4,011	$1,874,396	$1,407,568	$-	$3,709,122	$2,714,902

¹	The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

Further, OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

As the Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, it may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

The year-over-year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB and changes to the Bank’s risk-weighted asset balances and composition.

Leverage Ratio

The leverage ratio is a supplementary measure that is prescribed under the Basel III Accord and is defined as the ratio of Tier 1 capital to total exposures. OSFI requires all financial institutions to maintain a leverage ratio of 3% or greater at all times.

At October 31, 2023, the Bank exceeded all of the minimum Basel III regulatory capital requirements set out above.

VersaBank – Annual 2023 MD&A

Liquidity

The Consolidated Statement of Cash Flows for the year ended October 31, 2023, shows cash provided by operations of $94.7 million compared to cash used in operations of $32.7 million a year ago. The current year trend was a function primarily of inflows from operations and deposits raised exceeding the timing of cash outflows to fund loans. The comparative period trend was a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Capital Resources

The operations of the Bank are not dependent upon significant investments in capital assets to generate revenue. At October 31, 2023, the Bank had commitments for capital expenditures in the amount of approximately $17.5 million for the year.

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Results of operations:
Interest income	$66,089	$60,089	$53,595	$49,561	$42,072	$34,177	$25,848	$24,720
Yield on assets (%)	6.40%	6.19%	6.05%	5.78%	5.26%	4.70%	4.15%	4.06%
Interest expense	39,850	35,160	28,986	25,287	19,595	14,115	8,606	7,835
Cost of funds (%)	3.86%	3.62%	3.27%	2.95%	2.45%	1.94%	1.38%	1.29%
Net interest income	26,239	24,929	24,609	24,274	22,477	20,062	17,242	16,885
Net interest margin (%)	2.54%	2.57%	2.78%	2.83%	2.81%	2.76%	2.77%	2.77%
Net interest margin on loans (%)	2.69%	2.69%	2.99%	3.03%	3.03%	3.07%	3.11%	3.23%
Non-interest income	2,934	1,930	2,076	1,644	1,775	1,177	1,393	1,381
Total revenue	29,173	26,859	26,685	25,918	24,252	21,239	18,635	18,266
Provision for (recovery of) credit losses	(184)	171	237	385	205	166	78	2
Non-interest expenses	12,441	12,879	12,726	12,335	13,774	13,216	11,767	10,636
Efficiency ratio	43%	48%	48%	48%	57%	62%	63%	58%
Efficiency ratio - Digital Banking	45%	43%	43%	42%	51%	57%	58%	56%
Tax provision	4,437	3,806	3,459	3,781	3,844	2,137	1,847	2,062
Net income	$12,479	$10,003	$10,263	$9,417	$6,429	$5,720	$4,943	$5,566
Income per share
Basic	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19
Diluted	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19
Return on average common equity	13.58%	11.15%	12.07%	10.79%	7.32%	6.57%	5.92%	6.58%
Return on average total assets	1.19%	1.00%	1.13%	1.07%	0.77%	0.75%	0.75%	0.87%

The financial results for each of the last eight quarters are summarized above. Key drivers of the quarter- over-quarter performance trends for the current reporting period were:

Lending asset growth attributable to strong growth in both the POS Financing and commercial lending portfolios;

VersaBank – Annual 2023 MD&A

Modestly lower NIM attributable primarily to higher cost of funds offset partially by higher yields earned on the Bank’s lending and treasury assets;

Recovery of credit losses attributable primarily to management recalibrating the POS Financing portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance and changes in the forward-looking information used in the Bank’s credit risk models offset partially by higher lending balances and changes in the Bank’s lending asset mix; and,

Lower non-interest expense attributable primarily to lower salaries and benefits and lower expenditures related to professional fees attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank offset partially by higher capital tax and other assessments.

Fourth Quarter Review

Net Income

Net income for the quarter was $12.5 million, or $0.47 per common share (basic and diluted), a 25% increase from $10.0 million, or $0.38 per common share (basic and diluted), for the third quarter of fiscal 2023 and a 94% increase from $6.4 million, or $0.23 per common share (basic and diluted), for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher revenues, a recovery of credit losses in the current quarter and lower non-interest expenses.

Total Revenue

Total revenue for the quarter was $29.2 million, an increase of 9% from $26.9 million for the third quarter of fiscal 2023 and an increase of 20% from $24.3 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher net interest income attributable substantially to lending asset growth and higher non-interest income attributable to higher gross profit generated by DBG.

Net Interest Income

Net interest income for the quarter was $26.2 million, an increase of 5% from $24.9 million for the third quarter of fiscal 2023 and an increase of 17% from $22.5 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher interest income attributable to lending asset growth, higher yields earned on floating rate lending assets attributable to higher interest rates and the redeployment of available cash into higher yielding, low risk securities, offset partially by higher interest expense.

Net Interest Margin

Net interest margin or spread for the quarter was 2.54% compared with 2.57% for the third quarter of fiscal 2023 and 2.81% for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s lending assets.

VersaBank – Annual 2023 MD&A

Provision for Credit Losses

VersaBank recorded a recovery of credit losses and PCL ratio for the quarter in the amount of $184,000 and -0.02% respectively compared to a provision for credit losses and PCL ratio of $171,000 and 0.02% respectively for the third quarter of fiscal 2023 and a provision for credit losses and PCL ratio of $205,000 and 0.03% respectively for the same period a year ago. The current quarter-over-quarter and year-over-year trends were a function primarily of management recalibrating the POS Financing portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance and changes in the forward-looking information used in the Bank’s credit risk models offset partially by higher lending balances and changes in the Bank’s lending asset mix.

Non-Interest Expenses

Non-interest expenses for the quarter were $12.4 million compared to $12.9 million for the third quarter of fiscal 2023 and $13.8 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of lower salary and benefits amounts attributable to estimates associated with performance-based obligations and lower expenditures related to the investments in the Bank’s business development initiatives or more specifically lower costs incurred in the current quarter attributable to the regulatory approval process associated with VersaBank’s potential acquisition of a US bank.

Income Taxes

Provision for income taxes for the quarter was $4.4 million compared with $3.8 million for the third quarter of fiscal 2023 and $3.8 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of an increase in the Bank’s earnings offset partially by a lower effective tax rate in the current year attributable primarily to lower non-deductible expenses associated with employee stock options which were issued as part of the Bank’s employee retention program and the impact of deferred tax assets recognized in the current year associated with tax loss carryforwards which is anticipated to be applied to future taxable earnings.

Critical Accounting Policies and Estimates

Significant accounting policies are detailed in note 3 of the Bank’s 2023 Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during the current year, except for the inclusion of derivative instruments and hedge accounting policy in relation to the interest rate swap contract that was entered into in the current year.

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant increases in credit risk on financial assets since initial recognition and in the selection of relevant forward-looking information. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the fair value of stock options granted, the fair value of derivatives, the impairment test applied to intangible assets and goodwill, and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

VersaBank – Annual 2023 MD&A

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known. The policies discussed below are considered to be particularly significant as they require management to make estimates or judgements, some of which may relate to matters that are inherently uncertain.

Financial Instruments

Classification and Measurement

Under IFRS 9, all financial assets, with the exception of equity and derivatives, must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. These financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

amortized cost;
fair value through other comprehensive income (“FVOCI”);
fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

VersaBank – Annual 2023 MD&A

The Bank’s loans are categorized and measured as amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

The Bank’s securities are measured at fair value and categorized as FVOCI.

Equity instruments

Equity instruments are measured at fair value and categorized as FVTPL unless an irrevocable designation is made at initial recognition to categorize as FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in other comprehensive income (“OCI”). Amounts recognized in OCI are not to be subsequently reclassed to profit or loss, with the exception of dividends. Dividends received are recorded in non-interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from accumulated OCI to retained earnings.

The Bank has categorized its investment in Canada Stablecorp Inc. as FVOCI and it is carried at fair value.

Allowance for Expected Credit Losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL model estimates lifetime expected credit losses on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or other financial instruments that are determined to be credit impaired are designated as stage 3. Subsequent to the initial stage designation, the Bank’s loans or other financial instruments may transfer between stages due to these loans or financial instruments experiencing a significant change in credit risk.

VersaBank – Annual 2023 MD&A

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition. The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 30 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be uncertain and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

For clarity:

The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;
The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,
The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

VersaBank – Annual 2023 MD&A

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts. The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans or other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan or other financial instrument is classified as credit impaired when the Bank becomes aware that, before taking into consideration collateral or credit enhancements, all of, or a portion of the contractual cashflows associated with the loan or other financial instrument may be impacted and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan or other financial instrument. Loans or other financial instruments for which interest or principal is contractually past due 90 days are automatically recognized as stage 3, however in estimating expected credit losses for stage 3 loans or other financial instruments, management takes into consideration whether the loan or other financial instrument is fully secured or is in the process of collection and whether collection efforts are reasonably expected to result in repayment of the loan or other financial instrument. The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s stage 2 grouping. Impaired loans require recognition of lifetime losses and are reflected in the Bank’s stage 3 grouping.

Forward-Looking Information

IFRS 9 requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans or other financial instruments. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires judgement.

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VersaBank – Annual 2023 MD&A

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (“SME”) loan portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the price of oil, and the S&P/TSX Index. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Modified Financial Instruments

If the terms of a financial instrument are modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized.

Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

VersaBank – Annual 2023 MD&A

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank makes use of external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

Business Combinations

The Bank expects to apply IFRS 3 Business Combinations in its accounting for the proposed acquisition of Stearns Bank Holdingford, N.A. as described in the Business Outlook - Potential acquisition of Stearns Bank Holdingford above and note 26 – Acquisitions in the Bank’s 2023 Consolidated Financial Statements, using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of income and comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or a change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing fair value less cost to sell, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

VersaBank – Annual 2023 MD&A

The Bank develops proprietary cybersecurity, banking and financial technology. Any research or early-stage scoping activities are expensed as incurred in the period. The Bank recognizes internally generated intangible assets on the development of proprietary technology when it has determined that there is technical feasibility and resources available to complete a product, demonstrated an existence of an established market for the product as well as support to generate future revenues or derive future economic benefits from the product. As these intangible assets are not yet available for use, the Bank tested these assets for impairment annually by comparing the carrying amount with the recoverable amount. Recoverable amount is determined by fair value less cost to sell method.

Corporate Income Taxes

Current income taxes are calculated based on taxable income at the reporting period end. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Bank’s consolidated financial statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

VersaBank – Annual 2023 MD&A

Derivative instruments

Derivatives are measured at FVTPL except to the extent that they are designated in a hedging relationship.

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Hedge accounting

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Balance Sheet. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

At the inception of a hedge relationship, the Bank formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Bank will assess whether the hedging relationship meets the hedge effectiveness requirements (including an analysis of sources of hedge ineffectiveness and how the hedge effectiveness is assessed). In order to qualify for hedge accounting, a hedging relationship must be expected to be highly effective on a prospective basis and it needs to be demonstrated that it was also highly effective in the previous designated period (i.e., three month). A hedge is considered to be highly effective if the changes in fair value or cash flows attributable to the hedged risk are expected to be offset by the hedging instrument in a range of between 80% to 125%.

VersaBank – Annual 2023 MD&A

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to hedge risk is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that the change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

Future accounting standard pronouncements

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2024 (the Bank’s fiscal 2025 year end):

i)         Amendments to IFRS 16: Lease Liability in a Sale and Leaseback - In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. The amendments must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.

ii)         Amendments to IAS 1: Classification of Liabilities as Current or Non-current - In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

What is meant by a right to defer settlement;
That a right to defer must exist at the end of the reporting period;
That classification is unaffected by the likelihood that an entity will exercise its deferral right; and,

VersaBank – Annual 2023 MD&A

That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments must be applied retrospectively.

The amendments noted above are not expected to have a material impact on the Bank’s financial results.

Enterprise Risk Management

The Bank recognizes that risk is present in all business activities and that the successful management of risk is a critical factor in maximizing shareholder value. As such, the Bank has developed and continues to enhance an Enterprise Risk Management (“ERM”) Program to identify, evaluate, treat, mitigate, report, and monitor the risks that impact the Bank.

The Bank will maintain a robust ERM program to:

Ensure significant current and emerging risks are identified, understood and managed appropriately;
Support the Board’s corporate governance needs; and,
Strengthen the Bank’s risk management practices in a manner demonstrable to external stakeholders.

The goal of risk management is not to eliminate risks but to identify and mitigate and monitor risks within the context of the Bank’s Risk Appetite Statement. The ERM program enhances the effectiveness, efficiency and understanding of risk and risk management at an individual and enterprise level.

GUIDING PRINCIPLES OF THE BANK’S ENTERPRISE RISK MANAGEMENT PROGRAM

Risk management is everyone’s responsibility, from the Board of Directors to individual employees. Employees are expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances;

Risk management is a comprehensive, structured and continuous process in which risks are identified, evaluated and consciously accepted or mitigated within approved risk tolerances;

Risk management is based on open communication of the best available information, both quantitative and qualitative, from a range of sources, including historical data, experience, stakeholder feedback, observation, forecasts and expert judgment;

Enterprise Risk Management is integrated with Bank processes such as strategic planning, business planning, operational management, and investment decisions to ensure consistent consideration of risks in all decision-making; and,

Risk owners will be identified through the risk management process and will be responsible to address and implement risk mitigation/avoidance/transfer strategies to minimize the risk impact to the Bank.

VersaBank – Annual 2023 MD&A

RISK APPETITE STATEMENT

Risk appetite is the measurement of capital, liquidity, earnings and operational variability that the Bank is prepared to put at risk while in pursuit of the Bank’s strategic objectives. Risk appetite provides for a common understanding of the boundaries of acceptable and unacceptable risks recommended by management and approved by the Board, as the Bank works toward achieving its strategic objectives. The risk appetite statement includes a set of risk tolerances to communicate specific capacities for risk within each significant risk category.

Consideration will be given to all risks; however, the Bank has identified the following seven significant risk categories from which it will measure and establish tolerances in the pursuit of the Bank’s strategic objectives:

Liquidity Risk;
Operational Risk;
Market Risk;
Credit Risk;
Regulatory Risk;
Strategic Risk; and,
Reputational Risk.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due.

Liquidity risk is managed primarily by the Treasurer, the Vice President, Deposit Services, and the Chief Financial Officer.

Treasury policies are developed and controlled by the Treasury Department as a function of the Bank’s business objectives, liquidity risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

Deposit raising activities are overseen by the Vice President, Deposit Services.

LIQUDITY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines liquidity risk tolerances to which the Bank will adhere in the execution of its business objectives. Liquidity risk tolerances are administered as follows:

1.	Liquidity

The Board of Directors sets tolerances in the risk appetite statement based on the Bank’s comfort with the level of liquidity that is to be maintained in order to ensure that all funding obligations are met. These tolerances are mirrored and operationalized through Bank policies.

VersaBank – Annual 2023 MD&A

2.	Deposit Sources

The monitoring of deposit sources establishes Bank comfort with the origination and concentration of deposit inflows such that the Bank can monitor trends and make improvements in diversifying its deposit sources.

Liquidity management is further supported by processes, which include but are not limited to:

Monitoring of liquidity levels;
Monitoring of liquidity trends and key risk indicators;
Scenario stress testing;
Monitoring the credit profile of the liquidity portfolio; and,
Monitoring deposit concentrations.

In order to manage its liquidity needs, the Bank has a liquidity risk management program that is comprised specifically of the following policies and procedures:

Holding sufficient liquid assets which, based on certain stress assumptions, results in positive cumulative cash flow for a period of 61 to 90 days;

Holding liquid securities at levels that represent no less than 5% of total assets. Liquid securities include: Canadian federal, provincial and municipal debt; debt of federally regulated Canadian financial institutions; widely distributed debt instruments, (all of which are to be rated investment grade); cash on deposit; and banker’s acceptances;

On a daily basis, monitoring cash flow;
On a weekly basis, monitoring cash flow requirements using a liquidity forecasting template under a stressed scenario;

On a monthly basis, testing liquidity using three specific disruption scenarios; i) industry specific disruption scenario, ii) company specific liquidity disruption scenario, and iii) a systematic disruption scenario; and,

Managing liquidity in accordance with guidelines specified by OSFI.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risk.

Operational risk differs from other banking risks in that, typically, it is not directly accepted in return for an expected reward but exists in the natural course of business activity.

The Bank recognizes that operational risk is present in all business activities and that the successful management of operational risk is a key factor in the sustained success of the Bank. Sound operational risk management is a reflection of the effectiveness of the Board and senior management in administering its portfolio of products, activities, processes and systems. As such, the Bank has developed and will continuously enhance an Operational Risk Management (“ORM”) Program to identify, evaluate, treat, mitigate, report and monitor operational risks to which the Bank is exposed.

VersaBank – Annual 2023 MD&A

OPERATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank has segmented operational risk into six operational risk pillars:

1.	Employment Practices and Workplace Safety

The risk resulting from the inappropriate hiring of employees, unjust compensation, or mistreatment of employees, producing consequences such as litigation or resignation. Moreover, it includes risk stemming from the enforcement of safety regulations and the inability to control the environment in working conditions, causing detrimental effects on employees’ health such as illness or accidents while working.

2.	Information Technology (“IT”) and Cybersecurity

As the Bank’s operations are largely dependent on data and information processing, much emphasis is placed on information technology security to ensure an uninterrupted, secure and undisturbed use of information and communication systems. Business disruption may occur if risks are realized such as system failures or anomalies, defects in the Bank’s computer systems or network infrastructure, or the employment of outdated or substandard technology tools.

3.	Fraud and Errors

This operational risk pillar includes three sub-groups:

I.	Internal Fraud:

Employees, by themselves or in collusion with others, intentionally violating internal policy, or laws and directly benefiting from the action to the detriment of the business and/or the client.

II.	External Fraud:

Acts undertaken by external parties intended to defraud or misappropriate financial, information or physical assets or create financial loss for the Bank.

III.	Errors:

Risk resulting from errors in the operational process or methodology, lack of a procedure or policy documentation, and control failures.

4.	Outsourcing

Outsourcing arrangements require careful management if they are to yield benefits. Where they are not managed adequately, the degree of operational risk faced by the Bank may increase. Outsourcing risk exists when there is a business disruption to the third parties on which the Bank depends or when inadequate controls are in place to manage material outsourcing arrangements.

VersaBank – Annual 2023 MD&A

5.	Business Continuity:

The risk of damage to physical assets and/or disruptive events from various accidents such as fire, natural disaster, riots, terrorism, etc. The Bank will assess the potential risk of such events occurring and maintain a business continuity plan and a recovery plan to ensure continuity of business activity.

6.	Client, Product and Business Practices

The risk resulting from business practices, the introduction of a product, and the accessing of a customer’s information that is inappropriate or non-compliant with regulations or rules, such as unauthorized transactions, unapproved dealings, money laundering activities or the misuse of confidential customer information.

Operational risk impacts can be financial loss, loss of competitive position or reputational in nature. The Bank employs the following strategies in its efforts to monitor and manage operational risk exposures to acceptable levels:

Comprehensive operational risk management policies which provide clear direction to all areas of its business and employees and establish accountability and responsibilities to identify, assess, appropriately mitigate and control operational risk;

Hiring of banking professionals with many years of related experience;
Use of technology through automated systems with built in controls;
Maintenance of a compliance monitoring program; and,
Continual review and upgrade of systems and procedures.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as foreign exchange risk, interest rates, or market prices. The Risk Oversight Committee is charged with recommending policies that govern market risk to its Board of Directors for approval and with reviewing the policies on an ongoing basis. Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis.

Foreign Exchange Risk

Foreign exchange risk or currency risk is the risk that transacting in any currency apart from the Bank’s base currency can result in gains or losses due to currency fluctuations resulting in the possibility that a foreign denominated transaction’s value may decrease due to changes in the relative value of the currency pair. Any appreciation/depreciation in the foreign currency versus the base currency will give rise to foreign exchange risk. The Bank actively manages any material foreign exchange risk exposure derived from the Bank’s normal course business activities through, where possible, the establishment of a natural foreign currency hedge or, if necessary, through foreign exchange contracts established with high quality counterparties in order to mitigate the impact of changes in foreign exchange rates on the Bank’s financial results and position. The Bank is exposed to foreign exchange risk attributable to its US lending and treasury portfolios. However, this foreign exchange risk exposure has been mitigated to an acceptable level through a natural currency hedge facilitated by the USD denominated fixed to floating rate subordinated notes payable that were issued by the Bank in April of 2021. Market risk is managed primarily by the Treasurer and the Chief Financial Officer. Treasury policies, which set out the management of market risk and document risk limits, include the Bank’s interest rate risk management policies and securities portfolio management policies.

VersaBank – Annual 2023 MD&A

Treasury policies are developed, maintained, and administered by the Treasury Department as a function of the Bank’s business objectives, market risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

MARKET RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines market risk tolerances to which the Bank will adhere in the execution of its business objectives. Market risk tolerances are administered as follows:

1.	Interest Rate Volatility:

Interest rate risk is the risk of a negative impact on the balance sheet or income statement resulting from a change in interest rates. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of an increase/decrease in both short-term and long-term interest rates.

2.	Equity Risk:

Equity risk is the risk of loss resulting from changes or volatility in equity or financial instrument prices. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of changes in the value of the Bank’s treasury portfolio investments.

As stated above, the Bank’s principal market risk arises from interest rate risk as the Bank does not consistently undertake any material foreign exchange or trading activities. In addition, the Bank is subject to market price volatility with respect to securities due to the resulting impact on regulatory capital.

VersaBank – Annual 2023 MD&A

The Risk Oversight Committee of the Bank is charged with recommending policies that govern market risk to the Board of Directors for approval and with reviewing the policies on an ongoing basis. Additionally, the Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. Further, the Bank’s Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set out in corporate policy. The Bank’s policies include the matching of its cash inflows and outflows so that:

ii.	in any 12 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 4% of regulatory capital on the Bank’s earnings; and,

ii.	in any 60 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 6% of regulatory capital on the Bank’s equity.

As well, the policy indicates that at no time shall the duration difference between the Bank’s assets and liabilities exceed four months. The interest rate risk position and results of the Bank’s duration analysis at October 31, 2023, as well as for 2022 are reported in the table below.

Interest Rate Position

(thousands of Canadian dollars)
	October 31, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$4,046	$(4,059)	$4,304	$(4,261)

Duration difference between assets and liabilities (months)	(2.0)		1.4

At October 31, 2023, the duration difference between the Bank’s assets and liabilities was negative 2.0 months compared to positive 1.4 months at October 31, 2022, indicating that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

VersaBank – Annual 2023 MD&A

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor or counterparty’s inability or unwillingness to fulfill its contractual obligations.

The Bank accepts certain risks in order to generate revenue. In managing these risks, the Bank has developed an enterprise-wide risk management framework designed to achieve an appropriate balance between credit risk and reward in order to maximize long term shareholder return.

Credit risk is managed by the Chief Credit Officer who administers the Bank’s established credit policies that set out the roles of the credit department and the lending business units related to risk management, and further, establishes risk tolerances for same in accordance with the Board-approved risk appetite statement. Credit policies exist for the credit department and for each lending business unit. Credit policies are developed, maintained, and administered by the Credit Department as a function of the Bank’s business objectives, credit risk appetite, and regulatory requirements as determined by senior management, and the Board of Directors.

To supplement the Bank’s credit policies, the individual lending business units have developed and compiled comprehensive procedures that describe the processes, systems and methods employed in the operation of their businesses while operating within the credit framework set out by the Bank’s credit policies.

CREDIT RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines credit risk tolerances to which the Bank will adhere in the execution of its business objectives. The risk appetite statement defines the credit risk tolerances for the entire Bank as well as for each of the following business lines that accept credit risk:

1.	Commercial Lending;
2.	POS Financing; and,
3.	Treasury.

The Bank manages its credit risk using policies that have been recommended by management to the Risk Oversight Committee, which then recommends the policies to the Board of Directors of the Bank for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset categories, loans to any one entity and associated groups as well as a risk rating policy that sets out a risk rating framework for all lending assets and early recognition of problem accounts with action plans for each account. The Risk Oversight Committee of the Bank reviews these policies on an ongoing basis.

VersaBank – Annual 2023 MD&A

The Risk Oversight Committee of the Bank is comprised entirely of independent directors and performs the following functions related to credit risk:

Recommends policies governing management of credit risk to the Bank’s Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure that they are prudent and appropriate given possible changes in market conditions and corporate strategy;

Reviews and concurs with credits exceeding the levels delegated to management, prior to commitment; and,
Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears.

Regulatory Risk

Regulatory risk is the risk that a regulatory agency will make changes in the current rules (or will impose new rules) that will increase the costs of operating the Bank, reduce the attractiveness of the Bank as an investment, result in financial loss, and/or change the competitive landscape. Regulatory risk also includes the risk of adverse outcomes due to non-compliance with rules, regulations, standards or other legal requirements.

The Bank has a Regulatory Compliance Management Program that includes a three lines of defence model and essentially establishes the controls and processes through which the Bank manages regulatory compliance risk. The Chief Compliance Officer is responsible for regulatory compliance oversight.

REGULATORY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines regulatory risk tolerances to which the Bank will adhere in the execution of its business objectives. Regulatory risk tolerances are administered as follows:

1.	Regulatory Compliance

Bank conformance with laws, rules, and regulations and prescribed practices in all jurisdictions in which it operates.

2.	Regulatory Capital

Capital is a key regulatory requirement. The quality of capital and the leverage of the Bank’s capital is a key indicator of health by regulators.

Strategic Risk

Strategic risk is defined as the losses or forgone revenues resulting from improper or ineffective business strategies, resource allocation and/or decision-making or from an inability to adapt to changes in the business environment.

VersaBank – Annual 2023 MD&A

STRATEGIC RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the strategic risk tolerances to which the Bank and each business unit will adhere to in the execution of their respective business objectives. Strategic risk tolerances are established as a function of the Bank’s financial performance.

Financial metrics and associated tolerances are defined for the Bank and its lending business units.

The Bank manages strategic risk through a Board approved, robust, annual business planning process which includes the development of a comprehensive business plan, operating budget, and capital plan that contemplate planning horizons ranging from twelve to thirty-six months. The Bank augments its annual enterprise business planning process with the development of rigorous economic forecasts, risk and operational impact assessments related to any new business initiatives being contemplated as well as through the performance of an annual Internal Capital Adequacy Assessment Process (ICAAP) for the Bank. The ICAAP is employed to determine if the Bank’s budgeted capital amounts provide adequate capital buffers against the occurrence of its identified business objective risks under both expected and stressed operating conditions.

Reputational Risk

Reputational risk is the risk that an activity undertaken by the Bank or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputational risk is the outcome of a risk occurrence; it is not a risk event in and of itself. To manage against reputational risk, the Enterprise Risk Management program focuses on the risks of the Bank through the other six pillars of risk:

1.	Liquidity Risk
2.	Operational Risk
3.	Market Risk
4.	Credit Risk
5.	Regulatory Risk
6.	Strategic Risk

The management of the risks identified in these six pillars of risk and the measurement of the Bank in achieving its objectives and remaining within the bounds of the Bank’s risk appetite statement assist the Bank in managing reputational risk.

VersaBank – Annual 2023 MD&A

REPUTATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the reputational risk tolerances to which the Bank will adhere to in the execution of its business objectives.

An institution’s reputation is a valuable business asset in its own right that is essential to optimizing shareholder value, and as such is constantly at risk. Reputation risk cannot be managed in isolation from other forms of risk since all risks can have an impact on reputation, which in turn can impact the Bank’s brand, earnings and capital. Credit, market, operational, regulatory, strategic and liquidity risks must all be managed effectively in order to safeguard the Bank’s reputation.

Ultimate responsibility for the Bank’s reputation lies with senior and executive management, and the Board of Directors and related committees which examine reputation risk as part of their ongoing duties. In addition, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation by ensuring that ethical practices are followed at all times. All employees and members of the Board of Directors are required to maintain compliance with the Bank’s Code of Conduct at all times.

FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the section “Forward-looking Statements”, the Bank is subject to inherent risks and uncertainties which may cause its actual results to differ materially from its expectations. Some of these risks are discussed below.

Execution of Strategic Plans

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management and approved by the Bank’s Board of Directors. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or potentially decline.

Changes in Laws and Regulations

Laws and regulations are in place to protect clients, investors and the public. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

VersaBank – Annual 2023 MD&A

Changes in Accounting Standards and Accounting Policies and Estimates

The International Accounting Standards Board continues to change the financial accounting and reporting standards that govern the preparation of the Bank’s consolidated financial statements. These changes can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

Level of Competition

The level of competition among financial institutions is high and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products and together with loss of market share, could adversely affect the Bank’s earnings.

General Economic Conditions

The Bank conducts its business in various regions within Canada and the US. Factors such as financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending, geo-political risk and the rate of inflation can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings.

Monetary Policy

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

Reliance on Deposit Brokers

The Bank raises its deposits primarily through a network of deposit brokers across Canada, including independents as well as the investment dealer subsidiaries of the large Canadian banks. The failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results. The Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker.

Technology Risk

Technology risk is related to the operational performance, confidentiality, integrity and availability of information systems and infrastructure. The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

VersaBank – Annual 2023 MD&A

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2023, an evaluation was carried out by management related to the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer identified a material weakness in the design of the Bank’s internal controls that prevented the identification of a single discrete misclassification in the statement of cash flows in each of the three interim unaudited financial statements within the year ended October 31, 2023, which has been corrected herein.  More specifically, the Bank’s internal control structure did not include a control mechanism that effectively assessed the nature of the securities portfolio in light of the requirements of IAS 7, Statement of Cash Flows. This matter had no impact on our annual audited financial statements as of October 31, 2023 and 2022.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2023, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were not effective as a result of a material weakness in our internal controls over financial reporting as of October 31, 2023 as discussed above. These evaluations were conducted in accordance with the standards of the 2013 Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

Other than the items described above there were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

VersaBank – Annual 2023 MD&A

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the consolidated financial statements of the Bank’s to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2023	2022	2021
Return on average common equity
Net income	42,162	22,658	22,380
Preferred share dividends	(988)	(988)	(1,578)
Adjusted net income	41,174	21,670	20,802
Average common equity	350,270	327,744	246,159
Return on average common equity	11.75%	6.61%	8.45%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	October 31	October 31	October 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2023	2022	2021
Book value per common share
Common equity	363,512	337,029	318,459
Shares outstanding	25,964,424	27,245,782	27,441,082
Book value per common share	14.00	12.37	11.61

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2023	2022	2021
Return on average total assets
Net income	42,162	22,658	22,380
Preferred share dividends	(988)	(988)	(1,578)
Adjusted net income	41,174	21,670	20,802
Average Assets	3,733,804	2,840,542	2,179,486
Return on average total assets	1.10%	0.76%	0.95%

VersaBank – Annual 2023 MD&A

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

VersaBank – Annual 2023 MD&A

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

VersaBank – Annual 2023 MD&A

Corporate Information

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A.(Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Richard H. L. Jankura, BBA (Hons), CPA, CA

Retired, former Corporate Advisor and CFO of Jones Healthcare Group

Art Linton, JD

Barrister & Solicitor

Susan T. McGovern, B.Sc.

Vice-Chair

Executive Advisor in the Ontario Ministry of Finance

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Financial Officer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, Point-Of-Sale Financing

Rick Smyth

Senior Vice President, Commercial Lending

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Tammie Ashton, B.A., LL.B

Chief Risk Officer

John Asma, M.B.A.

Treasurer and Senior Vice President, Deposit Services

Garry Clement, CAMS, CFE, CFCS, FIS, CCI

Chief Anti-Money Laundering Officer

Jim Gardiner, B.B.A.

Real Estate Credit Officer

Brent T. Hodge, HBA, JD, CIPP/C

Senior Vice President, General Counsel & Corporate Secretary,

Chief Compliance Officer

 Saad Inam, B.Comm., M.B.A.

Vice President, Credit

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Tel Matrundola, Hons. B.A., M.A., Ph,D.

Executive Vice President

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance & Corporate Accounting

Deborah Savage, B.A., M.B.A.

Vice President, Investment Risk Control

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Officer

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS Ernst & Young LLP One London Place 255 Queens Ave Suite 2300, London, ON N6A 5R8

TRANSFER AGENT	BANK
Odyssey Trust Company	Royal Bank of Canada
1230 – 300 5th Avenue SW	Main Branch, 154 1st Avenue South
Calgary, AB T2P 3C4	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange	NASDAQ
Trading Symbol: VBNK, VBNK.PR.A	Trading Symbol: VBNK

CORPORATE OFFICES

Head Office
Suite 2002 - 140 Fullarton Street
London, Ontario N6A 5P2
Telephone: (519) 645-1919
Toll-free: (866) 979-1919
Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Deposit Processing Centre
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com

LodeRock Advisors

lawrence.chamberlain@loderockadvisors.com

Telephone: (416) 519-4196

VersaBank – Annual 2023 MD&A